Customer Talking Points Matrix
General Talking Points
• Above all, this transaction will provide us with the ability to offer our customers one of the broadest portfolios of products, services and solutions to improve patient care and control costs.
• The combined company will be the world’s premier medical technology and services company, allowing us to treat more patients, in more ways, and in more places around the world.
• We believe our increased breadth and enhanced R&D will strengthen our ability to build win-win, value-based partnerships with our customers.
Greater combined value
• The combined company will
better meet the needs of our
customers and patients.
• For important legal and
regulatory reasons, we
cannot jointly approach
customers, share non-public
information or work
together in the marketplace
until the transaction closes.
• Until closing, both
companies will continue to
operate separately.
Relationship changes
• There will be no change in
day-to-day operations or
customer contacts between
Covidien and our customers
prior to the closing of the
transaction, which is subject
to certain conditions.
Customer questions
• Our customers should know
that until the transaction is
completed, which is subject
to certain conditions, both
Covidien and Medtronic will
continue to operate as
separate companies.
Change in strategy
• Customers should not
expect any changes in
Covidien strategy or
customer interactions prior
to the closing of the
transaction, which is subject
to certain conditions.
• It is inappropriate for us to
speculate on the combined
strategy of Medtronic and
Covidien before this
transaction closes.
Filed by Covidien plc
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Covidien plc
Filer's SEC File No.: 001-33259
Date: June 25, 2014

NO OFFER OR SOLICITATION
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
New Medtronic will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include the Joint Proxy Statement of Medtronic and Covidien that also constitutes a Prospectus of New Medtronic. Medtronic and Covidien plan to mail to their respective shareholders the Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE
FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS
AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by
New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy
Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at
investor.relations@medtronic.com or by calling 763-505-2692, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by
Covidien by contacting Covidien Investor Relations at cole.lannum@covidien.com or by calling 508-452-4343.
PARTICIPANTS IN THE SOLICITATION
Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 26, 2013 and its Proxy Statement on Schedule 14A, dated July 12, 2013, which are filed with the SEC.
Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on
Schedule 14A, dated January 24, 2014, which are filed with the SEC.
Medtronic Cautionary Statement Regarding Forward-Looking Statements
Statements contained in this communication that refer to New Medtronic’s and/or Medtronic’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,”
“predict,” “project,” or other similar words, phrases or expressions. It is important to note that Medtronic’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Medtronic’s current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third-party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s or Medtronic’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the SEC, including but not limited to
Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 26, 2013 and from time to time in Medtronic’s other investor communications. Except as expressly required by law, each of
New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Covidien Cautionary Statement Regarding Forward-Looking Statements
Statements contained in this communication that refer to Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Covidien’s goals and expectations are not predictions of actual performance. Actual results may differ materially from
Covidien’s current expectations depending upon a number of factors affecting Covidien’s business, Medtronic’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; the timing to consummate the proposed transactions; the risk that a condition to closing of the proposed transactions may not be satisfied; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; New Medtronic’s ability to achieve the synergies and value creation contemplated by the proposed transactions; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products;
New Medtronic’s ability to promptly and effectively integrate Medtronic’s and Covidien’s businesses; the diversion of management time on transaction-related issues; competitive factors and market conditions in the industry in which Covidien operates; Covidien’s ability to obtain regulatory approval and customer acceptance of new products, and continued customer acceptance of its existing products; and the other risks identified in Covidien’s periodic filings including its Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Covidien’s other investor communications. We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in Covidien’s forward-looking statements may not occur. Covidien undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law.
Statement Required by the Irish Takeover Rules
No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Medtronic or Covidien or New Medtronic as appropriate. No statement in this announcement constitutes an asset valuation.
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR
REGULATIONS OF SUCH JURISDICTION.